Exhibit 99.1

YY Inc. to Hold 2015 Annual General Meeting on November 27, 2015

Guangzhou, October 28, 2015 — YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a revolutionary real-time interactive social platform, today announced that it will hold its 2015 annual general meeting of shareholders at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on November 27, 2015 at 2:00 p.m. (Hong Kong time). Holders of common shares of the Company whose names are on the register of members of the Company at the close of business on October 23, 2015 are entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) are welcome to attend the annual general meeting in person.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s ADSs to discuss Company affairs with management.

The notice of the annual general meeting is available on the Investor Relations section of the Company’s website at http://investors.yy.com/. YY has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2014, with the U.S. Securities and Exchange Commission (the "SEC"). YY's Form 20-F can be accessed on the above-mentioned Company website, as well as on the SEC’s website at http://www.sec.gov.

Shareholders may request a hard copy of the Company’s annual report on Form 20-F, free of charge, by contacting YY Inc. at ir@yy.com or by writing to YY Inc. at Building 3-08, Yangcheng Creative Industry Zone, No. 309 Huangpu Avenue Middle, Tianhe District, Guangzhou 510655, The People’s Republic of China, telephone: +86 (20) 2916-2000.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a revolutionary real-time interactive social platform that engages users in real-time online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online music and entertainment, online games, online dating, live game broadcasting and education. YY Inc. was listed on NASDAQ in November 2012 and generated revenues of US$593 million in the fiscal year 2014.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans” and similar statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

YY Inc.

Yuffie Fu

Tel: +86 (20) 2916-2000

Email:IR@YY.com

ICR, Inc.

Charles Eveslage

Tel: +1 (646) 915-1611

Email:IR@YY.com